

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2013

<u>Via E-mail</u>
Thomas E. Flynn
Chief Financial Officer
Bank of Montreal
100 King Street West
1 First Canadian Place
Toronto, Ontario
Canada, M5X 1A1

    Re: Bank of Montreal
             Form 40-F for the Fiscal Year Ended October 31, 2012
             Filed December 4, 2012
             File No. 001-13354

Dear Mr. Flynn:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ Stephanie J. Ciboroski

                      Stephanie J. Ciboroski
                      Senior Assistant Chief Accountant